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Richard D. Truesdell, Jr.

Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017	212 450 4674 tel 212 701 5674 fax richard.truesdell@davispolk.com

May 24, 2013

Re:	Prosensa Holding B.V.
Supplemental Response to Comment 25
Amendment No. 1 to Registration Statement on Form F-1
Confidentially Submitted April 16, 2013
File No. 377-00155

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-3628

Ladies and Gentlemen:

On behalf of our client, Prosensa Holding B.V., a Dutch private company with limited liability (the “Company”), we are submitting a supplemental response to comment 25 from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Company’s confidential draft Registration Statement on Form F-1 (the “Registration Statement”) contained in the Staff’s letter dated May 13, 2013 ( the “Comment Letter”).

Set forth below is the Company’s revised response to the Staff’s comment 25 in the Comment Letter. For convenience, the Staff’s comment is repeated below in italics, followed by the Company’s revised response to the comment. Below the Company’s revised response are the changes that will be made in the next amendment to the Registration Statement. Future text deletions from the Registration Statement confidentially submitted on May 20, 2013 have been indicated by striking through the text and future text additions have been indicated by underlining the text.

Note 10. Derivative financial instruments, page F-29

25.	You disclose that the holders of Class A and Class B preferred shares have anti-dilution protections and the fair value of the anti-dilution preference is determined and separately recorded as an embedded derivative. You also state that the anti-dilution preference is measured at fair value through profit and loss and valued at nil as of 12/31/12. Please provide us your analysis supporting your accounting and reference for us the authoritative literature you rely upon.

Division of Corporation Finance U.S. Securities and Exchange Commission	2	May 24, 2013

Response:

After further consideration, the Company has revised its analysis of the accounting treatment for the anti-dilution protections afforded the holders of the Class A and Class B preferred shares. Therefore the Company wishes to revise its earlier response and will also revise the financial statement disclosures accordingly in its next amendment to the Registration Statement. These revisions are further described below. This revision has no impact on the consolidated statements of comprehensive income, the consolidated balance sheets, the consolidated statements of changes in equity, or the consolidated statements of cash flows for any periods presented in the Registration Statement.

In evaluating the accounting treatment of the anti-dilution feature under IFRS, the Company believes that it has control over whether or not the anti-dilution feature will be exercised. This is because it is the Company that is able to decide on which type of financing is raised, and thus the Company can prevent the issuance of shares at a price below the anti-dilution strike price. The Company, therefore, has the ability to avoid making cash payment or settling the instrument in a variable number of its own shares (IAS 32.16 – “includes no contractual obligation to deliver cash […] or […] no contractual obligation for the issuer to deliver a variable number of shares”). Therefore, the Company believes that the Class A and Class B preferred shares should be classified in their entirety as equity instruments.

This view results in no separate embedded derivative in the form of an anti-dilution protection option being recorded apart from equity. As the Company had originally assigned an insignificant valuation to such option, there is no impact on the consolidated financial statements from this revised view. The accounting policies and disclosure notes in the financial statements will be revised to reflect this view.

The pages that will be revised in the next amendment to the Registration Statement are F-8, F-27, F-36, F-43 and F-45. The future text deletions from the Registration Statement confidentially submitted on May 20, 2013 have been indicated below by striking through the text and future text additions have been indicated by underlining the text.

~~The class A and class B equity shares as issued by the company contain an embedded derivative. This derivative is meant to protect the holders of class A and B equity shares against potential dilution of their equity. The embedded derivative is not recorded in the consolidated balance sheet as its value was determined to be insignificant because the anti-dilution option only applies when the class A and B equity shares decreases over time which is currently not the estimate.~~

Division of Corporation Finance U.S. Securities and Exchange Commission	3	May 24, 2013

Class A and Class B shares have a dividend preference over ordinary shares and Class O shares. In addition Class A and Class B shares have an anti-dilution protection that is not applicable for Class O and ordinary Shares. ~~The preference can result in additional issuance of a variable number of shares. Class A and Class B shares therefore consist of an equity element and a liability element with respect to the anti-dilution protection. Class A and Class B shares are split into an equity portion and a liability portion at inception of the instrument. The fair value of the antidilution preference is determined and separately recorded as an embedded derivative. The remainder amount after deducting the value of the anti-dilution preference from the consideration received upon issuance of the Class A and Class B shares is classified as equity. The anti-dilution preference is measured at fair value through profit and loss. The remaining equity component is not remeasured.~~ The anti-dilution protection is under the full control of the Company, and does not affect the equity classification of the Class A and Class B shares.

Dividends paid on the preference shares are treated as profit appropriation.

~~Issuance costs of the Class A and Class B shares are assigned to the relative fair values of the embedded derivative and the equity component on initial recognition. The issuance costs with respect to the equity part is recognized directly in equity and not remeasured.~~

~~The fair value of the anti-dilution right for Class A and B preferred shares is treated separately as an embedded derivative. The anti-dilution right is measured at nil (2011: nil).~~

Class A and B shareholders are equipped with an anti-dilution right, in case the company issues additional shares, options or securities below the shareholders’ acquisition price and certain predefined criteria are met. ~~The anti-dilution option is a financial instrument and had an insignificant value as of December 31, 2012 and 2011.~~ The anti-dilution protection is under the full control of the Company, and does not affect the equity classification of the Class A and Class B shares.

Class A and Class B shares have an anti-dilution protection that is not applicable for Class O and ordinary Shares. ~~resulting in Class A and Class B shares being split in an equity part and a liability part at inception of the instrument. The anti-dilution option is measured at nil as of December 31, 2012 and 2011.~~ The anti-dilution protection is under the full control of the Company, and does not affect the equity classification of the Class A and Class B shares.

Division of Corporation Finance U.S. Securities and Exchange Commission	4	May 24, 2013

Should any questions arise, please do not hesitate to contact me at (212) 450-4674, (212) 701-5674 (fax) or richard.truesdell@davispolk.com.

Thank you for your time and attention.

Sincerely,

/s/ Richard D. Truesdell, Jr.
Richard D. Truesdell, Jr.

cc:	Via E-mail
Hans Schikan, Chief Executive Officer, Prosensa Holding B.V.
Berndt Modig, Chief Financial Officer, Prosensa Holding B.V.